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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28729

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Western Advisors

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

46 West Broadway, Ste 200
(No. and Street)

Salt Lake City (City) Utah (State) 84101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary W. Teran 801-521-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mantyla McReynolds
(Name – *if individual, state last, first, middle name*)

5872 So. 900 E, Ste 250 (Address) Salt Lake City (City) UT (State) 84121 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/16/05

OATH OR AFFIRMATION

I, Gary W. Teran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Western Advisors, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Brandy K. Christensen

Notary Public

BRANDY K. CHRISTENSEN
NOTARY PUBLIC - STATE OF UTAH
46 WEST BROADWAY #200
SALT LAKE CITY, UT 84101
My Comm. Exp. 04/24/2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST WESTERN ADVISORS

Independent Auditors' Report
and
Financial Statements

December 31, 2004

CRD #013623

FIRST WESTERN ADVISORS

Table of Contents

Mantyla McREYNOLDS LLC
CPA℠
The CPA. Never Underestimate The Value.℠

Independent Auditors' Report

Board of Directors and Stockholder
First Western Advisors
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of First Western Advisors [a Utah corporation] as of December 31, 2004, and the related statements of stockholder's equity, income and cash flows for the year then ended which is being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of First Western Advisors at December 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mantyla McReynolds
Mantyla McReynolds
February 23, 2005
Salt Lake City, Utah

5872 South 900 East, Suite 250 • Salt Lake City, Utah 84121 • (801) 269-1818 • Fax (801) 266-3481

FIRST WESTERN ADVISORS
Statement of Financial Condition
December 31, 2004

ASSETS

Assets		
Cash and cash equivalents	$	6,992
Commissions receivable		69,373
Marketable securities, at market value - Note C		1,006,241
Prepaid income taxes		8,583
Other receivables		94,836
Property & Equipment, Net - Note I		32,703
Other Assets:		
Related party loan - Note J		430,000
Deposits		27,981
Total Assets	**$**	**1,676,708**

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities		
Accounts payable	$	312,709
Commissions payable		121,119
Cafeteria plan payable		23,798
Deferred tax liability - Note H		18,318
Total Liabilities	**$**	**475,945**
Stockholders' Equity		
Common Stock - 10,000 shares authorized, no par value		
Class A voting, 500 authorized, issued and outstanding		
Class B non-voting, 9,500 authorized, issued and outstanding		
Paid-in Capital		5,000
Retained earnings		1,195,763
Total Stockholders' Equity		**1,200,763**
Total Liabilities and Stockholders' Equity	**$**	**1,676,708**

See accompanying notes to financial statements

FIRST WESTERN ADVISORS
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2004

	Shares	Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2003	10,000	$ 5,000	$ 1,169,333	$ 1,174,333
Net income (loss) for the period ended December 31, 2004			26,430	26,430
Balance, December 31, 2004	10,000	5,000	1,195,763	1,200,763

See accompanying notes to financial statements

FIRST WESTERN ADVISORS
Statement of Income
For the Year Ended December 31, 2004

		2004
Revenues:		
Commissions	$	3,532,757
Clearing revenue		253,599
Investment advisory/timing fees		1,881,988
Interest and dividends		66,305
Net securities gains		28,155
Total Revenue		5,762,804
Expenses		
Employee compensation and benefits		3,971,374
Floor brokerage, exchange, and clearance fees		1,012,109
Communications and data processing		57,759
Occupancy		291,893
Interest		3,112
Other expenses		396,846
Total Expenses		5,733,093
Net Income from Operations		29,711
Net Income Before Income (Loss) Taxes		29,710
Income tax provision - Note H		3,280
Net Income (Loss)	$	26,430
Earnings Per Share	$	2.64
Weighted Average Shares Outstanding		10,000

See accompanying notes to financial statements

FIRST WESTERN ADVISORS
Statement of Cash Flows
For the Year Ended December 31, 2004

		2004
Cash Flows Provided by/(Used for) Operating Activities		
Net Income (Loss)	$	26,430
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation		1,178
Net unrealized securities (gains) losses for period		(15,051)
Decrease in commissions receivable		23,023
Increase in other receivables		(51,607)
Increase in accounts payable		104,067
Decrease in commissions payable		(84,052)
Increase in prepaid taxes		(2,131)
Increase in cafeteria plan payable		8,078
Increase in deferred taxes		5,411
Net Cash Provided by/(Used for) Operating Activities		15,347
Cash Flows Provided by/(Used for) Investing Activities		
Purchase of property & equipment		(846)
Purchase of Investments		(776,763)
Proceeds from sales of investments		752,102
Net Cash Provided by/(Used for) Investing Activities		(25,507)
Cash Flows Provided by/(Used for) Financing Activities		
Increase in related party loan receivable		-
Net Cash Provided by/(Used for) Financing Activities		-
Net Increase (Decrease) in Cash		(10,160)
Beginning Cash Balance		17,152
Ending Cash Balance	$	6,992
Supplemental Disclosures:		
Cash paid for income taxes	$	-
Cash paid during the year for interest	$	3,112

See accompanying notes to financial statements

FIRST WESTERN ADVISORS
Notes to Financial Statements
December 31, 2004

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Background

First Western Advisors is a Broker/Dealer offering various types of investments. The Company was incorporated under the laws of the State of Utah in July, 1982. The Company is registered as a Securities Broker/Dealer with the Securities and Exchange Commission [SEC] and the National Association of Securities Dealers [NASD]. The Company is headquartered in Salt Lake City, Utah. Additionally, the Company maintains licensing and registration in a majority of the states in the United States.

Marketable Securities

Marketable securities consist of trading and investment securities recorded at market value. Realized and unrealized gains or losses are calculated based on historical cost.

Commissions Receivable

The Company records commissions when earned. Commissions receivable is periodically reviewed to determine whether the amounts are collectible. Commissions receivable are written off when they are determined to be uncollectible. See Note G.

Income Taxes

The Company applies Financial Accounting Standards Board (FASB), Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting For Income Taxes," which uses the asset and liability method of accounting for income taxes. The asset and liability method requires that the current or deferred tax consequences of all events recognized in the financial statements are measured by applying the provisions of enacted tax laws to determine the amount of taxes payable or refundable currently or in future years.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Earnings per Share

In accordance with Financial Accounting Standards No. 128, "Earnings per Share," basic earnings per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share is computed using weighted average number of common shares plus dilutive common share equivalents outstanding during the period using the treasury stock method.

Impact of New Accounting Pronouncements

In December 2003, the FASB revised SFAS No. 132, "Employers' Disclosures about Pensions and other Postretirement Benefits," ("SFAS No. 132") establishing additional annual disclosures about plan assets, investment strategy, measurement date, plan obligations and cash flows.

In addition, the revised standard established interim disclosure requirements related to the net periodic benefit cost recognized and contributions paid or expected to be paid during the current fiscal year. The new annual disclosures are effective for financial statements with fiscal years ending after December 15, 2003 and the interim- period disclosures are effective for interim periods beginning after December 15, 2003. The Company has adopted the annual disclosures for its fiscal year ending December 31, 2004. The adoption of the revised SFAS No. 132 will have no impact on the Company's results of operation or financial condition.

In March 2004, the Financial Accounting Standards Board published an Exposure Draft *Share-Based Payment, an Amendment of FASB Statements No. 123 and 95*. The proposed change in accounting would replace existing requirements under SFAS 123, *Accounting for Stock-Based Compensation*, and APB Opinion No 25, *Accounting for Stock Issued to Employees*. Under this proposal, all forms of share-based payments to employees, including employee stock options, would be treated the same as other forms of compensation by recognizing the related cost in the income statement. The expense of the award would generally be measured at fair value at the grant date. Current accounting guidance requires that the expense relating to so-called fixed plan employee stock options only be disclosed in the footnotes to the financial statements. The comment period for the exposure draft ended November 30, 2004.

NOTE B CASH AND CASH EQUIVALENTS

Cash is comprised of cash on deposit in the bank and money market funds through brokerage firms.

NOTE C MARKETABLE SECURITIES

Marketable securities consist of trading and investment securities recorded at market value as follows:

Mutual funds	$1,002,941
NASD Warrants	3,300
Total Marketable Securities	$1,006,241

The unrealized holding gain on trading securities has decreased by $275 during the year 2004 to be $91,595. This decrease has been included in current earnings.

NOTE D PENSION PLAN/401K PLAN

The Company maintains a defined contribution profit sharing plan and a 401K plan for its full-time employees. Contributions to these plans are discretionary. Contributions for the profit sharing and 401K plan for 2004 totaled $160,772.

NOTE E LEASES AND RELATED PARTY TRANSACTIONS

The Company entered into a lease agreement in 1999 for their current office space. The lease was for a five-year term which ended August, 2004. A lease agreement is currently under negotiation. Office rent expense for 2004 was $125,738.

The Company has lease agreements with two investment companies, which are owned by employees of the Company, for use of personal property and equipment. These leases are renewable, annually, with rent adjustments made based on market. Lease payments made during 2004 totaled $87,890. Minimum lease payments for 2005 are expected to be approximately $99,000.

NOTE F CONTINGENCIES

The Company is involved in various claims arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial condition.

The Company is involved in an investigation by the Securities and Exchange Commission. The investigation concerns the suitability of certain mutual fund share classes which had been sold to investors. If the investors had been offered alternative classes of shares at the time of purchase, they might have incurred different transaction costs based on the alternative shares acquired. Results of the investigation are still pending. The Company does not believe that any wrong has been committed and is vigorously contending this matter. Management estimates the range of possible loss up to $300,000.

On January 31, 2003, a suit was filed against the Company. In November 2003, the Court granted a motion to Compel Arbitration and the matter was sent before the National Association of Security Dealers ("NASD"). To date, the plaintiffs have not filed their claims with the NASD. The Company does not believe that any wrong has been committed and is vigorously contending this matter. Management estimates the range of possible loss is up to $237,000.

The Company records contingent losses when they are probable and reasonably estimable. The Company and their legal council have determined that these liabilities are possible but neither probable nor estimable.

NOTE G SIGNIFICANT CONCENTRATION OF CREDIT RISK

The Company is headquartered in Salt Lake City, Utah. It has no single customer that represents a significant portion of total revenue. Additionally, the Company maintains licensing and registration in a majority of the states in the United States. The Company receives commissions from various wholesalers. Commissions are accrued when the transaction occurs. Even though these are non-collateral receivables, they are not accrued until the wholesalers have received payment from the customer. Nonetheless, should the wholesalers fail to perform according to the terms of their agreement; the Company would be required to seek relief through the legal system as an unsecured creditor.

FIRST WESTERN ADVISORS
Notes to Financial Statements
December 31, 2004

NOTE H INCOME TAXES

The provision for income taxes consists of the following:

Current Tax	$	2,291
Deferred liability		989
Provision for income taxes	$	3,280

The 2004 net deferred tax accounts include the following amounts of deferred tax assets and liabilities:

Deferred tax liability	$	18,318
Deferred tax asset		0
	$	18,318

The deferred tax liability results from the difference in the tax basis of marketable securities from the fair market value of those securities as of December 31, 2004.

A reconciliation of the difference between the expected income tax expense and income computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

Estimated income tax expense:	
U.S. statutory rate 2004	$ 4,456
State income tax 2004	1,485
Non-deductible Expenses	501
Tax-exempt Income	(4,320)
Unrealized Gains	1,157
Total Actual Provision	3,280

NOTE I PROPERTY

The major classes of assets as of the balance sheet date are as follows:

Asset Class	Cost	Accumulated Depreciation/ Amortization	Net Book	Method/Life
Equipment	$1,847	$845	$1,002	SL/5 years
Leasehold Improvements	36,407	4,707	31,701	SL/39 years
Total	$38,254	$ 5,552	$ 32,703	

Depreciation expense was $1,178 in 2004.

NOTE J RELATED PARTY LOAN

The Company has advanced $430,000 to a related party, an investment company described in Note E, which is owned and controlled by the Company's sole shareholder. The advance is evidenced by a ten year note which provides interest at 4.54% per annum. Interest payments are required monthly. Any unpaid interest and principal matures in May of 2011.

NOTE K NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital of $250,000. At December 31, 2004, the Company had net capital of $447,639, which was $197,639 in excess of its required net capital of $250,000.

FIRST WESTERN ADVISORS
Supporting Schedules
December 31, 2004

Our audit has been made primarily for the purpose of expressing an opinion on the basic financial statements, taken as a whole. The following supporting schedules, although not considered necessary for a fair presentation of the financial condition, changes in stockholder's equity, and income in conformity with U. S. generally accepted accounting principles, are presented for supplementary analysis purposes, and have been subjected to the audit procedures applied in the audit of the basic financial statements. The following schedules and statements pertain to the Company's reporting responsibilities to the Securities and Exchange Commission [SEC] and the National Association of Securities Dealers [NASD].

FIRST WESTERN ADVISORS
Computation of Net Capital
December 31, 2004

Net Capital		
Total stockholders' equity	$	1,200,763
Deduct stockholder's equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		1,200,763
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits-deferred income taxes payable		-
Total capital and allowable subordinated borrowings		1,200,763
Deductions and/or charges:		
Nonallowable assets:		
Securities not readily marketable		-
Exchange memberships		-
Furniture, equipment, and leasehold improvements, net		(32,703)
Other Assets		(569,675)
Net capital before haircuts on securities positions		598,386
Haircuts on securities		
Contractual securities commitments		-
Securities collateralizing secured demand notes		
Trading and investment securities		(150,747)
Net capital		447,639
Aggregate indebtedness		
Items included in statement of financial condition:		
Payable to brokers and dealers	$	121,119
Other accounts payable and accrued expenses		354,826
Total aggregate indebtedness		475,945
Computation of basic net capital requirement		
Minimum net capital required	$	31,730
Minimum net capital requirement		31,730
Net capital requirement (statutory)		250,000
Excess net capital	$	197,639
Excess net capital at 1500%	$	376,247
Excess net capital at 1000%	$	400,044

See auditors' report on supplementary information

FIRST WESTERN ADVISORS
Report of Reconciliation with Focus Filing
For the Year Ended December 31, 2004

Total assets per audited statements	$	1,676,708
Change in assets		4,657
Total assets per FOCUS report for the year Ended December 31, 2004		1,681,365
Total liabilities and stockholder's equity per audited statements		1,676,708
Change in liabilities		47,518
Difference in net income for year		(42,861)
Total liabilities and stockholder's equity per FOCUS report for the year Ended December 31, 2004		1,681,365

Reconciliation of Net Capital

Computation of net capital per audited statements	447,639
Audit disclosed differences in assets and liabilities	(19,631)
Net capital per FOCUS report for the year Ended December 31, 2004	428,008

See auditors' report on supplementary information

Mantyla MCREYNOLDS LLC

CPA℠
The CPA. Never Underestimate The Value.℠

Board of Directors and Stockholder
First Western Advisors
Salt Lake City, Utah

We have audited the financial statements of First Western Advisors as of and for the year ended December 31, 2004, and have issued our report thereon dated February 23, 2005. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. Our study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

The management of First Western Advisors is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of First Western Advisors taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness or inadequacy.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Mantyla McReynolds

Mantyla McReynolds
February 23, 2005
Salt Lake City, Utah

5872 South 900 East, Suite 250 ∘ Salt Lake City, Utah 84121 ∘ (801) 269-1818 ∘ Fax (801) 266-3481